                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)


                              HANOVER DIRECT, INC.
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         (Title of Class of Securities)


                                   440506 10 3
                                 (CUSIP Number)


                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of

    Rule 13d-1(b)(3) or (4), check the following box ___.


                               Page 1 of 11 Pages

                         Exhibit Index Appears on Page 8

                                                              Page 2 of 11 Pages
CUSIP NO. 440506 10 3            13D


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NAR Group Limited (no Fed. I.D. NO.)

-----------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER        (a) ___
         OF A GROUP                                   (b) ___
-----------------------------------------------------------------------------

3        SEC USE ONLY
-----------------------------------------------------------------------------

4        SOURCE OF FUNDS                             AF
-----------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION         British Virgin
                                                          Islands
-----------------------------------------------------------------------------

NUMBER                     7        SOLE VOTING POWER           None
OF                         --------------------------------------------------
SHARES
BENEFICIALLY               8        SHARED VOTING POWER     83,038,689 shares
OWNED                      --------------------------------------------------
BY
EACH                       9        SOLE DISPOSITIVE POWER               None
REPORTING                  --------------------------------------------------
PERSON
WITH                       10       SHARED DISPOSITIVE POWER 83,038,689 shares
-----------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             83,038,689 shares
-----------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   ___
-----------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               55.7%
-----------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON               CO, HC
-----------------------------------------------------------------------------

                                                              Page 3 of 11 Pages

CUSIP NO. 440506 10 3                                         13D


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Alan Grant Quasha, S.S. No. ###-##-####
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___
                                                          (b) ___
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS                             AF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         ___
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION           U.S.A.
--------------------------------------------------------------------------------

NUMBER                     7        SOLE VOTING POWER        None
OF                         -----------------------------------------------------
SHARES
BENEFICIALLY               8        SHARED VOTING POWER      83,038,689 shares
OWNED                      -----------------------------------------------------
BY
EACH                       9        SOLE DISPOSITIVE POWER               None
REPORTING                  -----------------------------------------------------
PERSON
WITH                       10       SHARED DISPOSITIVE POWER  83,038,689 shares
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              83,038,689 shares
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    ___
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               55.7%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                          CO, HC
--------------------------------------------------------------------------------

CUSIP NO. 440506 10 3                 13D                     Page 4 of 11 Pages


Item 1.           Security and Issuer.

                   This Amendment No. 17 to Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on March 26, 1997, relates to shares of Common Stock, par value $0.66-2/3 per share, of Hanover Direct, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 16 thereto (the "Amended Statement").

Item 2.           Identity and Background.

                  This Statement is filed by NAR Group Limited, on behalf of itself and its direct or indirect wholly owned subsidiaries, Quadrant Group Limited ("QGL") and Westmark Holdings Limited ("Westmark") (individually or collectively, as the context requires, "NAR"), and Alan G. Quasha ("Mr. Quasha") (collectively, NAR and Mr. Quasha are sometimes hereinafter referred to as the "Reporting Persons").

                  NAR is the beneficial owner of certain of the Issuer's securities. Mr. Quasha, who is a director of the Issuer, has been designated by the Board of Directors of NAR to oversee NAR's investment in the Issuer, and may therefore be deemed to be an indirect beneficial owner of the Issuer's securities beneficially owned by NAR. NAR's stockholders, Richemont Group Limited ("Richemont Group"), Evansville Limited ("Evansville") and Mr. Quasha, may be deemed to jointly control NAR. Richemont Group may be deemed to be controlled, through intermediate entities (Richemont S.A. and Compagnie Financiere Richemont AG), by Compagnie Financiere Ehrbar. Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Phyllis
G. Quasha is Mr. Quasha's mother. Mr. Quasha is one of the beneficiaries of the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, Richemont Group, Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Ehrbar, Evansville, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control NAR.

                  Exhibit A sets forth the name, place of organization, principal business, address of principal business and address of principal office of each of the Reporting Persons and Instruction C Persons.

                  The name, citizenship, business address and present principal occupation or employment of each executive officer and

CUSIP NO. 440506 10 3             13D                         Page 5 of 11 Pages


director of the Reporting Persons and Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

                  During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, the Instruction C Persons or any executive officer of director of any of the Reporting Persons or Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  Except as expressly set forth herein, the joint filing of this Statement shall not be construed as an admission that any person named herein is, for the purpose of Section 13(d) or (g) of the Securities Exchange Act or for any other purpose, the indirect beneficial owner of any or all of the securities of the Issuer beneficially owned directly by another person, and each such person disclaims such indirect beneficial ownership of securities of the Issuer beneficially owned directly by QGL or Westmark.

Item 3.           Source and Amount of Funds of Other Consideration.

                  The funds for the purchase of 11,111,111 shares of Common Stock in the Issuer's rights offering, for an aggregate of $10,000,000, is expected to come from the conversion of certain debt owed by the Issuer to an affiliate of NAR.

Item 4.           Purpose of the Transaction.

                  On March 26, 1997, the Company entered into a Standby Purchase Agreement, dated March 26, 1997 (the "Standby Purchase Agreement"), with Richemont S.A. The Standby Purchase Agreement contemplates the distribution by the Company to the holders of its outstanding common and preferred stock of transferable subscription rights ("Rights") to subscribe for and purchase additional shares of Common Stock for a price of $.90 per share (the "Subscription Price"). The distribution of the Rights and the sale of the shares of Common Stock upon the exercise of the Rights or pursuant to the Standby Purchase Agreement is referred to herein as the "Rights Offering."

                  By letter agreement, dated March 26, 1997, Westmark irrevocably agreed with the Company, subject to and upon the consummation of the Rights Offering, to exercise at the Subscription Price that number of Rights distributed to it for the

CUSIP NO. 440506 10 3                13D                      Page 6 of 11 Pages


purchase price of shares of Common Stock having an aggregate purchase of at least $10,000,000 (the "Shares"). Westmark agreed to pay for and the Company agreed to accept as payment for the aggregate purchase price of such Shares at the closing of the Rights Offering the surrender by Westmark's affiliate, Intercontinental Mining & Resources Incorporated ("IMR"), of the Company's Promissory Note dated September 11, 1996 in the principal amount of $10,000,000 and the cancellation thereof. Concurrently therewith, the Company shall pay to IMR or its designee interest on the principal amount outstanding under such note as provided therein.

Item 5.           Interest in Securities of the Issuer.

                  (a)&(b) The Issuer has a total of 144,318,452 shares of Common Stock issued and outstanding as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 28, 1996 as of March 24, 1997.

                  Pursuant to Rule 13d-3, the Reporting Persons may be deemed to be beneficially own an aggregate of 83,038,689 shares of Common Stock, including 5,033,735 shares issuable upon conversion, exercise or exchange of other securities as contemplated by rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1)(i), such 83,038,689 shares of Common Stock constitute an aggregate of approximately 55.7% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph. The Reporting Persons may also be deemed to beneficially own the 11,111,111 shares to be acquired in the Rights Offering.

                  (c) Other than the transactions described in this Statement, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B.

                  (d)      Inapplicable.

                  (e)      Inapplicable.

Item 6.           Contracts, Arrangements, Understandings  or
                  Relationships with respect to Securities of the Issuer.

                  Reference is hereby made to Items 3 and 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has

CUSIP NO. 440506 10 3             13D                         Page 7 of 11 Pages


any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

CUSIP NO. 440506 10 3                13D                      Page 8 of 11 Pages


Item 7.           Material to be Filed as Exhibits.                         Page

                  Exhibits A-HH:            [Previously filed].

                  Exhibit II:               Letter Agreement, dated          10
March 26, 1997, between Westmark Holdings Limited and Hanover Direct, Inc.

CUSIP NO. 440506 10 3                    13D                  Page 9 of 11 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 10, 1997

                                                   NAR GROUP LIMITED



                                                   By:/s/ Thomas A. Huser
                                                      ------------------------
                                                          Thomas A. Huser, its
                                                          Attorney-In-Fact


                                                   ALAN GRANT QUASHA



                                                   By:/s/ Thomas A. Huser
                                                      ------------------------
                                                          Thomas A. Huser, his
                                                          Attorney-In-Fact

                                EXHIBIT INDEX
                                -------------



Exhibit No.                    Description
-----------                    -----------
Exhibit II: Letter Agreement, dated March 26, 1997, between Westmark Holdings Limited and Hanover Direct, Inc.